As filed with the Securities and Exchange Commission on December 21, 2012

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Ultrapetrol (Bahamas) Limited
(Name of Subject Company (Issuer))

Ultrapetrol (Bahamas) Limited
(Name of Filing Persons (Offeror and Issuer))

7.25% Convertible Senior Notes due 2017
(Title of Class of Securities)

90400X AD6
P94398 AC1
(CUSIP Number of Class of Securities)

ULTRAPETROL (BAHAMAS) LIMITED
c/o Manufacturers and Traders Trust Company
25 South Charles Street, 11th Floor
Baltimore, MD 21201
Attention:  Ultrapetrol (Bahamas) Limited Administrator

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Lawrence Rutkowski, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

CALCULATION OF FILING FEE

Transaction Value: $80,112,800*	Amount of Filing Fee: $10,928**

* Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of $80.0 million aggregate principal amount of the 7.25% Convertible Senior Notes due 2017 at the repurchase price of $1,001.41 per $1,000 of Notes outstanding as of December 21, 2012.

** Calculated at $136.40 per $1,000,000 of the transaction value.

[ ]
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of the filing.

	Amount Previously Paid:	N/A

	Form or Registration No.:	N/A

	Filing Party:	N/A

	Date Filed:	N/A

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates
[ ]	Third-party tender offer subject to Rule 14d-1.

[X]	Issuer tender offer subject to Rule 13e-4

[ ]	Going-private transaction subject to Rule 13e-4

[ ]	Amendment to Schedule 13D under Rule 13d-2

[ ]	Check the following box if the filing is a final amendment reporting the results of the tender offer.

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (the "Schedule TO") is being filed with the Securities and Exchange Commission (the "SEC") by Ultrapetrol (Bahamas) Limited, a company organized and registered as an International Business Company in the Commonwealth of the Bahamas (the "Company"), in connection with the Company's offer to repurchase for cash, on the terms and subject to the conditions set forth in the attached offer to repurchase dated December 21, 2012 (the "Offer to Repurchase") related to the 7.25% Convertible Senior Notes due 2017 (the "Notes"), any and all of the Company's outstanding Notes, each at a price of $1,000 per $1,000 in principal amount tendered, plus accrued and unpaid interest to, but excluding the repurchase date.

The Offer to Repurchase is attached to this Schedule TO as Exhibit (a)(1)(A). This Schedule TO and the Offer to Repurchase are intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 1.	Summary Term Sheet.

    The information set forth in the section of the Offer to Repurchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.	Subject Company Information.

     (a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Ultrapetrol (Bahamas) Limited, a company organized and registered as an International Business Company in the Commonwealth of the Bahamas. The Company's principal executive offices are located at H & J Corporate Services Ltd., Ocean Centre, Montagu Foreshore, East Bay St., Nassau, Bahamas, P.O. Box SS-19084. The Company's telephone number at such address is (242) 364-4755.

     (b) The information set forth in the Offer to Repurchase under "Important Information Concerning the Repurchase Right — Section 3 — Information Concerning the Notes" is incorporated herein by reference.

     (c) The information set forth in the section of the Offer to Repurchase entitled "Important Information Concerning the Repurchase Right — Section 3 — Information Concerning the Notes — Market for the Notes" is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

    (a) The Company is the filing person. The Company's address and telephone number are set forth in Item 2 above. The information set forth in the section of the Offer to Repurchase entitled "Important Information Concerning the Repurchase Right — Section 9 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes" is incorporated herein by reference.

Item 4.	Terms of the Transaction.

    (a) The following sections of the Offer to Repurchase contain a description of the material terms of the transaction and are incorporated herein by reference.

●	"Summary Term Sheet";

●	"Important Information Concerning the Repurchase Right — Section 3 — Information Concerning the Notes";

●	"Important Information Concerning the Repurchase Right — Section 4 — Procedures to Be Followed by Holders Electing to Tender Notes for Purchase";

●	"Important Information Concerning the Repurchase Right — Section 5 — Right of Withdrawal";

●	"Important Information Concerning the Repurchase Right — Section 6 — Payment for Tendered Notes; Source and Amount of Funds";

●	"Important Information Concerning the Repurchase Right — Section 7 — Cancellation of Notes Acquired";

●	"Important Information Concerning the Repurchase Right — Section 8 — Plans or Proposals of the Company";

●	"Important Information Concerning the Repurchase Right — Section 9 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes";

●	"Important Information Concerning the Repurchase Right — Section 10 — Agreements Involving the Company's Securities";

●	"Important Information Concerning the Repurchase Right — Section 11 — Purchases of Notes by the Company and its Affiliates"; and

•	"Important Information Concerning the Repurchase Right — Section 12 — Certain United States Tax Considerations".

     (b) The information set forth in the Offer to Repurchase under "Important Information Concerning the Repurchase Right — Section 9 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes" is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

     (e) The information set forth in the Offer to Repurchase under "Important Information Concerning the Repurchase Right — Section 10 — Agreements Involving the Company's Securities" and "Important Information Concerning the Repurchase Right — Section 11 — Purchases of Notes by the Company and its Affiliates" is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

     (a), (b) and (c)(1)-(10) The information set forth in the Offer to Repurchase under "Summary Term Sheet", "Important Information Concerning the Repurchase Right — Section 7 — Cancellation of Notes Acquired" and "Important Information Concerning the Repurchase Right — Section 1 — Information Concerning the Company" is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

     (a) The information set forth in the Offer to Repurchase under "Important Information Concerning the Repurchase Right — Section 6 — Payment for Tendered Notes; Source and Amount of Funds" is incorporated herein by reference.

     (b) The information set forth in the Offer to Repurchase under "Important Information Concerning the Repurchase Right — Section 3 — Information Concerning the Notes" is incorporated herein by reference.

     (d) The information set forth in the Offer to Repurchase under "Important Information Concerning the Repurchase Right — Section 6 — Payment for Tendered Notes; Source and Amount of Funds" is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

     (a) The information set forth in the Offer to Repurchase under "Important Information Concerning the Repurchase Right — Section 9 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes" is incorporated herein by reference.

     (b) The information set forth in the Offer to Repurchase under "Important Information Concerning the Repurchase Right — Section 9 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes" is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

     (a) The information set forth in the Offer to Repurchase under "Important Information Concerning the Repurchase Right — Section 14 — No Solicitations" is incorporated herein by reference.

Item 10.	Financial Statements.

     (a) and (b) not applicable.

Item 11.	Additional Information.

     (a) The information set forth in the Offer to Repurchase under "Important Information Concerning the Repurchase Right — Section 1 — Information Concerning the Company", "Important Information Concerning the Repurchase Right — Section 9 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes" and "Important Information Concerning the Repurchase Right — Section 13 — Additional Information" is incorporated herein by reference.

     (b) The information set forth in the Offer to Repurchase, a copy of which is filed as Exhibits (a)(1)(A) hereto, as may be amended or supplemented from time to time, is incorporated hereto by reference.

Item 12.	Exhibits

    See Exhibit List immediately following the signature page.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ULTRAPETROL (BAHAMAS) LIMITED

/s/ Felipe Menendez Ross
Name: Felipe Menendez Ross
Title:  Chief Executive Officer, President and Director

Dated: December 21, 2012

Exhibit Index

(a)(1)(A)	Offer to Repurchase, dated December 21, 2012.

(a)(1)(B)	Press release, dated December 21, 2012, incorporated by reference from Exhibit 99.1 to our Current Report on Form 6-K filed on December 21, 2012.

(a)(1)(C)	Letter of Transmittal, dated December 21, 2012.

(a)(1)(D)	Form of Summary Advertisement.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)
Registration Rights Agreement dated November 10, 2004 (incorporated by reference to the Registration Statement on Form F-4 of Ultrapetrol (Bahamas) Limited filed January 24, 2005 (Reg. No. 333-122254)).

(d)(2)	Indenture dated November 24, 2004 (incorporated by reference to the Registration Statement on Form F-4 of Ultrapetrol (Bahamas) Limited filed January 24, 2005 (Reg. No. 333-122254)).

(d)(3)
Stock Purchase Agreement dated March 21, 2006 by and between Ultrapetrol (Bahamas) Limited and LAIF XI, LTD (incorporated by reference to the Registration Statement on Form F-1 of Ultrapetrol (Bahamas) Limited filed March 30, 2006 (Reg. No. 333-132856)).

(d)(4)
Stock Purchase Agreement dated March 20, 2006 by and among Ultrapetrol (Bahamas) Limited, Crosstrade Maritime Inc, and Crosstrees Maritime Inc. (incorporated by reference to the Registration Statement on Form F-1 of Ultrapetrol (Bahamas) Limited filed March 30, 2006 (Reg. No. 333-132856)).

(d)(5)
Indenture dated as of December 23, 2010 for 7.25% Convertible Senior Notes Due 2017 (incorporated by reference to Exhibit 4.7 to the Company's Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on March 15, 2012).

(d)(6)
Investment Agreement entered into by and among Ultrapetrol (Bahamas) Limited, Sparrow Capital Investments Ltd., Southern Cross Latin America Private Equity Fund III L.P. and Southern Cross Latin America Private Equity Fund IV L.P., dated November 13, 2012 (incorporated by reference to Exhibit 1 to the Company's Current Report on Form 6-K filed with the SEC on November 14, 2012).

(d)(7)
Shareholders' Agreement by and between Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012 (incorporated by reference to Exhibit D to Amendment No. 1 to Schedule 13D relating to the common stock of the Company (File No. 005-82621) filed with the SEC on November 19, 2012).

(d)(8)
Registration Rights Agreement by and between Ultrapetrol (Bahamas) Limited, Sparrow Capital Investments Ltd., Sparrow CI Sub Ltd., Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc., dated December 12, 2012 (incorporated by reference to Exhibit G to Amendment No. 2 to Schedule 13D relating to the common stock of the Company (File No. 005-82621) filed with the SEC on December 14, 2012).

(g)	Not applicable.

(h)	Not applicable.

SK 02351 0017 1342942 v2